Mail Stop 3628
                                                               November 29,
2018


    Keith W. Landis
    CEO and President
    BA Credit Card Funding, LLC
    1020 North French Street
    DE5-002-01-05
    Wilmington, Delaware 19884

            Re:    BA Credit Card Trust
                   BA Credit Card Funding, LLC
                   BA Master Credit Card Trust II
                   Registration Statement on Form SF-3
                   Filed November 28, 2018
                   File Nos. 333-228572, 333-228572-01 and 333-228572-02

    Dear Mr. Landis:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3850 if you have questions.

                                                               Sincerely,

                                                               /s/ Katherine
Hsu

                                                               Katherine Hsu
                                                               Office Chief
                                                               Office of
Structured Finance


    cc:     Michael H. Mitchell, Esq.
            Chapman and Cutler LLP